Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

2.	Date of Material Change

February 16, 2012

3.	News Release

A news release was issued on February 16, 2012 through PR Newswire announcing the extension of a $20 million credit facility. with Sprott Resource Lending Partnership. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

Atna Resources announced the extension of a $20 million credit facility, with Sprott Resource Lending Partnership.

Under terms of the extension Sprott has waived a $2.5 million payment due February 29, 2012 which will now become due February 28, 2013. An additional $2.5 million payment will be due on May 31, 2013, with the final balance of $15 million due in August 2013. As consideration for extending the credit facility Atna will issue 618,556 common shares of Atna to Sprott.

5.	Full Description of Material Change

In August 2011, Atna entered into an agreement with Sprott obtaining a CAD $20 million credit facility in order to finance the cash portion of the Pinson Mine acquisition and to provide initial development capital for the project.

Under terms of the extension Sprott has waived a $2.5 million payment due February 29, 2012 which will now become due February 28, 2013. An additional $2.5 million payment will be due on May 31, 2013, with the final balance of $15 million due in August 2013. As consideration for extending the credit facility Atna will issue 618,556 common shares of Atna to Sprott.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

James Hesketh
President and Chief Executive Officer
Phone (303) 278-8464 (Ext.105)
9.	Date of Report

February 16, 2012